UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 23, 2009
Commission File Number 001-33434
CREDIT SUISSE
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
This report filed on Form 6-K contains certain information about Credit Suisse to be incorporated by reference in the Registration Statement on Form F-3 (file no. 333-158199). Credit Suisse Group AG’s financial release for the third quarter of 2009 (Credit Suisse Financial Release 3Q09) is attached as an exhibit to this Form 6-K and was filed with the US Securities and Exchange Commission (SEC) on October 23, 2009. The Bank is incorporating by reference the Credit Suisse Financial Release 3Q09 (except for the sections entitled “Dear shareholders” and “Investor Information”). On or about November 5, 2009, Credit Suisse will publish and file with the SEC the Financial Report 3Q09, which will include additional disclosures on fair value of financial instruments, derivatives and hedging activities, investment securities, assets pledged or assigned, and transfers of financial assets and variable interest entities.

Unless the context otherwise requires, reference herein to “Credit Suisse Group”, “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.

References herein to “CHF” are to Swiss francs.
The Credit Suisse Financial Release 3Q09 contains information for the three and nine months ended September 30, 2009. The Group's independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the three and nine months ended September 30, 2009 and the Group has not finalized its Financial Report for the period. Accordingly, such financial information is subject to completion of quarter-end procedures which may result in changes to that information.

Forward-Looking Statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2008 (the Credit Suisse 2008 20-F), and subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC and the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Key information
Selected financial data

Selected operations statement information

in	3Q09	3Q08	% change	9M09	9M08	% change

Statements of operations (CHF million)

Net revenues	9,323	2,065	351	25,413	11,964	112

Provision for credit losses	40	126	(68)	512	312	64

Compensation and benefits	3,745	2,829	32	12,293	9,847	25

General and administrative expenses	1,935	1,923	1	5,367	4,973	8

Commission expenses	461	490	(6)	1,349	1,550	(13)

Total other operating expenses	2,396	2,413	(1)	6,716	6,523	3

Total operating expenses	6,141	5,242	17	19,009	16,370	16

Income/(loss) from continuing operations before taxes	3,142	(3,303)	–	5,892	(4,718)	–

Income tax expense/(benefit)	392	(1,386)	–	1,355	(1,689)	–

Income/(loss) from continuing operations	2,750	(1,917)	–	4,537	(3,029)	–

Income from discontinuing operations	188	6	–	169	7	–

Net income/(loss)	2,938	(1,911)	–	4,706	(3,022)	–

Less net income/(loss) attributable to noncontrolling interests	981	(456)	–	(790)	(415)	90

Net income/(loss) attributable to shareholders	1,957	(1,455)	–	5,496	(2,607)	–

of which from continuing operations	1,769	(1,461)	–	5,327	(2,614)	–

of which from discontinued operations	188	6	–	169	7	–

Selected balance sheet information

end of	3Q09	4Q08	% change

Balance sheet statistics (CHF million)

Total assets	1,042,786	1,151,669	(9)

Share capital	4,400	4,400	0

For additional information on the condensed consolidating statements of operations for the three and nine months ended September 30, 2009 and 2008 and the condensed consolidating balance sheets as of September 30, 2009 and December 31, 2008, refer to Note 26 – Subsidiary guarantee information in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Release 3Q08. For a detailed description of factors that affect the results of operations of the Bank, refer to II – Operating and financial review – Operating environment in the Credit Suisse 2008 20-F and I – Credit Suisse results – Operating environment in the Credit Suisse Financial Release 3Q09.

BIS statistics

end of	3Q09	4Q08	% change

Capital (CHF million)

Tier 1 capital	35,402	34,192	4

of which hybrid instruments	11,658	11,897	(2)

Total eligible capital	47,341	47,839	(1)

Capital ratios (%)

Tier 1 ratio	16.8	13.9	–

Total capital ratio	22.5	19.5	–

Operating and financial review and prospects
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Private Banking, Investment Banking and Asset Management segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the three segments, however, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Clariden Leu, Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking. Core Results also includes certain Group corporate center activities that are not applicable to the Bank.

These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.

Differences between the Group and the Bank businesses

Entity	Principal business activity

Clariden Leu	Banking and securities

Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)

BANK-now	Private credit and car leasing (in Switzerland)

Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital

Comparison of selected operations statement information

		Bank		Group

in	3Q09	3Q08	3Q09	3Q08

Statements of operations (CHF million)

Net revenues	9,323	2,065	9,870	2,684

Total operating expenses	6,141	5,242	6,274	5,419

Income/(loss) from continuing operations before taxes	3,142	(3,303)	3,543	(2,866)

Income/(loss) from continuing operations	2,750	(1,917)	3,116	(1,603)

Net income/(loss) attributable to shareholders	1,957	(1,455)	2,354	(1,261)

of which from continuing operations	1,769	(1,461)	2,166	(1,267)

Comparison of selected operations statement information

		Bank		Group

in	9M09	9M08	9M09	9M08

Statements of operations (CHF million)

Net revenues	25,413	11,964	26,579	13,736

Total operating expenses	19,009	16,370	19,416	16,964

Income/(loss) from continuing operations before taxes	5,892	(4,718)	6,617	(3,555)

Income/(loss) from continuing operations	4,537	(3,029)	5,243	(2,134)

Net income/(loss) attributable to shareholders	5,496	(2,607)	5,931	(2,194)

of which from continuing operations	5,327	(2,614)	5,762	(2,201)

Comparison of selected balance sheet information

		Bank		Group

end of	3Q09	4Q08	3Q09	4Q08

Balance sheet statistics (CHF million)

Total assets	1,042,786	1,151,669	1,064,208	1,170,350

Total liabilities	992,437	1,105,520	1,011,194	1,123,129

For information on the operating and financial review and prospects of the Bank, refer to I – Credit Suisse results on pages 6 to 17, II – Results by division on pages 20 to 41 and III – Overview of results and assets under management on pages 44 to 48. These sections are included in the Credit Suisse Financial Release 3Q09.

Legal proceedings
Credit Suisse is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. Credit Suisse believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

Information on Credit Suisse’s legal proceedings is set forth in Note 27 – Litigation in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Release 3Q09.
ADR litigation
As previously disclosed, a putative class action was filed on April 21, 2008 in the US District Court for the Southern District of New York (SDNY) against the Group and certain executives by certain purchasers of American Depositary Receipts and shares alleging violations of Sections 10 and 20 of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. That action and another putative class action complaint were subsequently consolidated and, in October 2009, the action was dismissed.

Auction Rate Securities
As previously disclosed, Credit Suisse Securities (USA) LLC (CSS LLC) is responding to a number of customer demands and defending against litigation and Financial Industry Regulatory Authority (FINRA) arbitrations relating to the sale of certain Auction Rate Securities (ARS) in connection with its Private Banking business.

In February 2008, STMicroelectronics (ST) brought a FINRA arbitration against CSS LLC concerning the purchase and sale of USD 415 million notional amount of ARS. The brokers of record for ST, who are no longer employed by CSS LLC, have since been criminally convicted. In February 2009, the arbitration panel awarded ST USD 406 million in damages in exchange for CSS LLC taking possession of the ARS. ST subsequently filed an action in the SDNY to confirm this award and in March 2009, CSS LLC moved to vacate that award. Separately, in 2008, ST filed an action in the US District Court for the Eastern District of New York against CSS LLC and the Group alleging violations of the federal securities laws and various common law causes of action relating to this portfolio. The Credit Suisse entities have moved to dismiss that action. In October 2009, Roche International Ltd. (Roche) filed an action in the SDNY against the Group alleging violations of the federal securities laws and various common law causes of action relating to its ARS portfolio.

Litigation related to IPO allocation
On October 5, 2009, the SDNY issued an order granting final approval of the settlement of the industry wide class action litigation concerning IPO allocation practices in which CSS LLC, one of its affiliates and numerous other investment banks were defendants.

Other regulatory matters
US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, with respect to designated foreign countries, nationals and others. As previously disclosed, the New York County District Attorney’s Office, the US Department of Justice and other governmental authorities are conducting an investigation of how certain financial institutions, including Credit Suisse, have processed US dollar payments involving US sanctioned countries, persons and entities. Credit Suisse is continuing to conduct an internal review of certain US dollar payments involving countries, persons or entities that may be subject to these sanctions and is engaged in discussions, and otherwise cooperating, with the inquiries by such authorities. It is currently not possible to predict the ultimate resolution or timing of this matter.

Treasury and Risk Management
For information on the Bank’s treasury and risk management, refer to IV – Treasury and Risk management on pages 50 to 62 of the Credit Suisse Financial Release 3Q09.

Exhibits
No. Description

99.1 Credit Suisse Financial Release 3Q09

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE
(Registrant)

Date: October 23, 2009

By:
/s/ Brady Dougan
Brady Dougan
Chief Executive Officer

By:
/s/ Renato Fassbind
Renato Fassbind
Chief Financial Officer